Exhibit K

Execution Version

Members Agreement

THIS MEMBERS AGREEMENT (the “Agreement”) entered into on March 24, 2023 (the “Effective Date”) by and among:

1.	SK ecoplant Co., Ltd., a company organized under the laws of Korea with its principal place of business at 19, Yulgok-ro 2-gil (Susong-dong), Jongno-gu, Seoul, Korea (“SK”).

2.	Blooming Green Energy Limited, a company organized under the laws of Korea with its principal place of business at 31 Gukjegeumyung-ro 8-gil (Yeouido-dong, SK Securities Building), Yeongdeungpo-gu, Seoul, Korea (the “SPC”);

3.	Econovation, LLC, a company organized under the State of Delaware with its registered address c/o Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware, United States of America (“Econovation”); and

4.	SK, SPC and Econovation are collectively referred to as the “Parties,” and each a “Party”.

Recitals

1.	SK established Econovation as a special purpose company in the form of a Delaware limited liability company on November 9, 2022, and Econovation, SK and the SPC are amending and restating the Limited Liability Company Agreement of Econovation (as amended and restated, the “LLC Agreement”) in connection with the Parties’ entry into this Agreement.

2.	SKS PE Co., Ltd., a company organized under the laws of Korea with its principal place of business in at Gukjegeumyung-ro 8-gil (Yeouido-dong, SK Securities Building), Yeongdeungpo-gu, Seoul, Korea (“SKS PE”), established ESG Blooming Private Equity Fund as an institutional private equity fund (the “PEF”) serving as its managing member in accordance with the Financial Investment Services and Capital Markets Act (the “FISCMA”) on February 17, 2023, and the PEF established the SPC as a special-purpose company as prescribed under the FISCMA.

3.	Pursuant to the Securities Purchase Agreement by and among SK and Bloom Energy Corporation, a New York Stock Exchange listed company organized under the laws of the State of Delaware, with its principal place of business in 4353 North First Street, San Jose, CA, USA (“Bloom”), the Amendments to Securities Purchase Agreement and Investor Agreement, the Side Letter, the Amendment to the Side Letter and the Early Close Agreement, in each case, between SK and Bloom, Econovation acquired on March [24], 2023 (the “Share Acquisition Date”), and holds 13,491,701 shares of Series B Redeemable Convertible Preferred Stock (the “Shares,” which shall also be interpreted to mean the same number of shares of Class A Common Stock when the Series B Redeemable Convertible Preferred Stock is converted in its entirety to Class A Common Stock within six months from the Share Acquisition Date) issued by Bloom at the purchase price of USD 310,957,102 (USD 23.05 per share). In order for Econovation to purchase the Shares, SK made a capital contribution to Econovation in the amount equal to KRW [409,499,398,987] (converted from USD 311,957,202).

4.	The SPC will acquire Class A Common Membership Interests which will automatically convert into Redeemable Convertible Preferred Membership Interests of Econovation from SK (together with all related and ancillary transactions agreed between the Parties, the “Transaction”).

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained herein, the Parties agree as follows.

Article 1. Definitions

In addition to the capitalized terms defined elsewhere in this Agreement, the following terms are used in this Agreement with the respective meanings ascribed to such terms as below, except as expressly provided or as the context may clearly require otherwise.

“Affiliate” shall mean an affiliate as defined under the Monopoly Regulation and Fair Trade Act of Korea.

“Business Day (Korea)” shall mean any day on which banks are open for business (e.g. any day other than a Saturday, Sunday, or public bank holiday) in Seoul, Korea.

“Business Day (USA)” shall mean any day on which banks are open for business (e.g. any day other than a Saturday, Sunday, or public bank holiday) in New York, NY, USA.

“Distribution Base Date” shall mean the third anniversary of the Share Acquisition Date, or such other date as extended upon agreement between SK and the SPC.

“Government Authority” shall mean any Korean or non-Korean legislative, administrative, judicial, or municipal government and regulatory body and any person entrusted with such body’s authority or who exercises or functions for substantially similar authority, including lawful autonomous regulatory institutions such as arbitral institutions, Korea Exchange, the United States Securities and Exchange Commission, the United States Federal Energy Regulatory Commission and similar United States regulatory authorities.

“Investment Principal” shall mean (i) in respect of the SPC, an amount in KRW paid by the SPC to SK for purchase of the Class A Common Membership Interests which are automatically exchanged for Redeemable Convertible Preferred Membership Interests of Econovation upon closing; and (ii) in respect of SK, an amount in KRW paid by SK to Econovation to acquire all of the Common Membership Interests of Econovation (KRW [409,499,398,987]) less the Investment Principal of the SPC.

“IRR” shall mean the annual interest rate that renders sum of current value of a Party’s (i) Investment Principal (noted in negative number) and (ii) Recovered Amount (noted in positive number) to be zero (0) when discounting the amounts for (i) and (ii) by such interest rate as applied from the date of contribution until the date of recovery or payment, which shall be calculated by XIRR function in Microsoft Excel.

“Korea” shall mean the Republic of Korea.

“KRW” shall mean Korean Won, the lawful currency of Korea.

“Law” shall mean any (i) Korean or foreign constitution, law, treaty, convention, order, rule, ordinance, administrative rule, or other substantially similar provision or rule or legally effective code implemented, adopted, promulgated, or applied by a Government Authority; and (ii) a judgment, order, disposition, arbitral award, or other legally binding measure by a Government Authority that is duly in effect and legal at each applicable time.

“LLC Agreement” shall mean the Amended and Restated Limited Liability Company Agreement of Econovation entered into among SK, SPC and Econovation as of March 24, 2023, to address the contribution to and management of Econovation.

“Percentage Interest” has the meaning given to it in the LLC Agreement.

“Per-Share Acquisition Price” shall mean the amount in KRW of the sum of Investment Principal of the SPC and SK divided by the number of the Shares.

“Proportionate Shares” shall mean SK Proportionate Shares for SK and SPC Proportionate Shares for the SPC, as applicable.

“Recovered Amount” shall mean an amount in KRW (rounded up to the nearest whole number) the SPC receives in consideration for its disposal of the Shares and/or Percentage Interest in Econovation, including distributions or payments, relating to the purchase price for disposal of SPC Proportionate Shares, dividends, redemption, consideration for capital reduction, the purchase price for disposal of the SPC’s Percentage Interest in Econovation, and other distributions or payments relating to the SPC’s Percentage Interest in Econovation, provided that if the Recovered Amount is recovered or received in USD, the KRW amount equivalent to such Recovered Amount shall be calculated based on the USD/KRW selling rate published by KEB Hana Bank at the time the USD is wired to the account under the receiver’s name is converted to KRW.

“Securities Purchase Agreement” shall mean the Securities Purchase Agreement entered into among SK, Econovation, the PEF, and the SPC on March 9, 2023, as amended and restated on March 24, 2023, under which SK will sell to the SPC, and the SPC will purchase from SK, Class A Common Members Interests which will automatically convert to Redeemable Convertible Preferred Membership Interests in Econovation upon closing.

“SK Proportionate Shares” shall mean the Shares proportionate to SK’s Percentage Interest in Econovation.

“SPC Proportionate Shares” shall mean the Shares proportionate to the SPC’s Percentage Interest in Econovation.

“Tax” shall mean any kind of tax including national tax, local tax, and customs duties and other governmental fees including utilities, National Health Insurance premiums, National Pension Scheme payments, employment insurance fees, workplace accident insurance fees, deductibles, fees, additional taxes, penalties, withholding, surcharge, and other similar payment obligations.

“USD” shall mean U.S. Dollars, the lawful currency of the United States of America.

Article 2. Separate Management of the Shares and Exercise of Voting Rights

2.1.	Separate Management of the Shares and Disposal

(1)	Econovation shall, within one year of the date the SPC acquires Redeemable Convertible Preferred Membership Interests in Econovation, deposit SK Proportionate Shares and SPC Proportionate Shares in separate accounts. In the event that such separate deposit is impracticable for any reason, Econovation and SK shall take an action to cause a similar effect and obtain consent from the SPC and manage each Party’s Proportionate Shares separately by such means as causing the officers appointed by each Party to be responsible for management and disposal of respective Proportionate Shares. The Parties agree to cooperate with any procedures necessary for the separate management of the Proportionate Shares.

(2)	The disposal of the Shares and the payment of proceeds from the sale of the Shares shall be determined by resolution of the Board of Managers of Econovation (hereinafter including resolution of the meeting of members of Econovation where necessary). Yet, in the event that SK and the SPC desire to dispose of their respective Proportionate Shares in accordance with this Agreement, SK and the SPC shall take all necessary measures and provide cooperation for each officer responsible for management and disposal of the respective Proportionate Shares to immediately dispose of the Proportionate Shares subject to disposal including causing the approval of the resolution by the Board of Managers of Econovation without delay as the members of Econovation.

2.2.	Exercise of Voting Rights for the Shares

The voting rights for the Shares held by Econovation shall be exercised by SK.

Article 3. Restrictions on Disposal of the Shares during the First Lock-up Period

Econovation shall not assign, sell, transfer, grant lien on, or otherwise dispose of the Shares in whole or in part until the second anniversary of the Share Acquisition Date (the “First Lock-up Period”), and SK and the SPC shall cause Econovation to refrain from disposing of any of the Shares in breach of this Article 3.

Article 4. Disposal of the Shares during the Second Lock-up Period

4.1.	Restriction on Disposal during the Second Lock-up Period.

Unless otherwise agreed in writing between the Parties, Econovation shall not dispose of any of SK Proportionate Shares and 60% of SPC Proportionate Shares (the “Restricted SPC Proportionate Shares”) between the expiry of the First Lock-up Period and the Distribution Base Date (the “Second Lock-up Period”), and SK and PEF shall ensure that Econovation does not dispose of any of the Restricted SPC Proportionate Shares in breach of this Article 4.1.

4.2.	Discretionary Disposal by the SPC during the Second Lock-up Period

(1)	During the Second Lock-up Period, the SPC may cause Econovation to dispose at the discretion of the SPC (the “Discretionary Disposal”) of up to 40% of SPC Proportionate Shares (the “Disposable SPC Proportionate Shares”), and Econovation and SK shall take all action necessary for such disposal; provided that, if (i) SK caused Econovation to dispose of SK Proportionate Shares in whole or in part by means other than the Drag-along Proposal pursuant to Article 4.3 in breach of this Agreement or (ii) SK is subject to bankruptcy or rehabilitation proceedings pursuant to the Debtor Rehabilitation and Bankruptcy Act, an application to the court for such proceedings, or commencement or application for a corporate restructuring pursuant to the Corporate Restructuring Promotion Act of Korea, then the foregoing restriction on disposal shall not apply and SPC may dispose of SPC Proportionate Shares in its entirety including the Restricted SPC Proportionate Shares at its discretion.

(2)	For Discretionary Disposal of Disposable SPC Proportionate Shares by the SPC, the per-share price of SPC Proportionate Shares shall be no less than the amount that would achieve IRR 7.5% for the Per-Share Acquisition Price (the “Minimum Disposal Price”).

(3)	Upon Discretionary Disposal by the SPC, SK or a third party designated by SK shall be entitled to exercise in writing a right of first offer (“ROFO”) for all SPC Proportionate Shares subject to the Discretionary Disposal, and the SPC shall have accepted such ROFO, SK shall notify the SPC in writing of its decision on whether to exercise ROFO (the “ROFO Exercise Notice”) within 3 Business Days (Korea) from the date on which the SPC notified SK of its intent to proceed with Discretionary Disposal (the “Purchase Price Determination Date”) (the period of 3 Business Days (Korea) from the Purchase Price Determination Date, the “ROFO Exercise Period”), provided that the SPC shall commence advance consultation with SK regarding the disposal at least 7 Business Days (Korea) prior to the Purchase Price Determination Date. SK and the SPC must mutually agree on the date of purchase of SPC Proportionate Shares (the “SPC Purchase Date”) within 5 Business Days (Korea) from the date the ROFO Exercise Notice is delivered to the SPC, which period may be extended upon agreement between the Parties (such date the SPC Purchase Date was agreed to, the “SPC Purchase Agreement Date”), provided that the SPC Purchase Date shall be a date that is within 5 Business Days (Korea) from the SPC Purchase Agreement Date except when such sale of the SPC Proportionate Shares is impracticable within 5 Business Days (Korea) from the SPC Purchase Agreement Date due to delays in regulatory filings such as foreign investment notification, in which event the SPC Purchase Date shall be the Business Day (Korea) immediately following the date on which any such regulatory filing is completed. The Securities Purchase Agreement for the SPC Proportionate Shares shall be deemed to have been executed on the SPC Purchase Agreement Date, and the payment of the purchase price of the relevant SPC Proportionate Shares as well as the transfer of shares shall be completed on the SPC Purchase Date, provided that, if SK decides to make a direct acquisition, the Percentage Interest in Econovation corresponding to the SPC Proportionate Shares may be transferred by the SPC to SK upon agreement between the Parties. The purchase price for the relevant SPC Proportionate Shares shall be equal to the weighted arithmetic mean of the price of the Shares between 10 Business Days (USA) and 1 Business Day (USA) prior to the Purchase Price Determination Date. If SK or a third party designated by SK fails to tender a ROFO Exercise Notice within the ROFO Exercise Period or the closing for the purchase and sale of the relevant SPC Proportionate Shares fails to be consummated on the SPC Purchase Date for causes not attributable to the SPC, SK shall be deemed to have waived its ROFO right, and the SPC may make a Discretionary Disposal of the Disposable SPC Proportionate Shares to a third party.

(4)	The SPC Proportionate Shares whose actual disposal is consummated within the Second Lock-up Period in accordance with this Article 4.2 shall not be subject to Disposal upon Maturity, and Articles 6 and 7.1 shall not apply. For clarity, the SPC Proportionate Shares that are not actually disposed of despite the availability of Discretionary Disposal during the Second Lock-up Period shall be subject to Disposal upon Maturity pursuant to Article 6.1, in which event Article 7.1 shall apply.

4.3.	Drag-along Proposal during the Second Lock-up Period.

(1)	Notwithstanding Article 4.1, SK may propose a joint sale (the “Drag-along”) of a portion of SK Proportionate Shares (up to 50% of the SK Proportionate Shares) and a portion of SPC Proportionate Shares corresponding to the SK Proportionate Shares at the time of the Drag-along Proposal based on the Percentage Interest of SK and the Percentage Interest of SPC in Econovation (up to 50% of the SPC Proportionate Shares; the SK Proportionate Shares and SPC Proportionate Shares proposed by SK to be jointly sold shall be referred to as “Drag-along Proposal Shares”) during the Second Lock-up Period (the “Drag-along Proposal”).

(2)	For Drag-along Proposal, the per-share Drag-along price of the Shares shall be no less than the Minimum Disposal Price.

(3)	In the event that the SPC accepts SK’s Drag-along Proposal, SK and the SPC shall agree on the detailed terms, timing, and method of disposal of the Drag-along Proposal Shares and shall cause Econovation to dispose of the Drag-along Proposal Shares accordingly; provided that, notwithstanding the Parties’ agreement on the Drag-along Proposal, the SPC may demand suspension of the disposal of the Drag-along Proposal Shares if the price of the Shares during the actual sale of Drag-along Proposal Shares by Econovation falls below the Minimum Disposal Price, in which event, the SPC and Econovation and SK shall agree to such demand for suspension and take all necessary measures.

(4)	In the event that the SPC does not accept the Drag-along Proposal even though SK made the Drag-along Proposal at a price above the Minimum Disposal Price, or if the Parties fail to reach an agreement on the Drag-along Proposal as contemplated by clause (3) above, (i) SK may cause Econovation to dispose of the number of the Shares equal to the number of SK Proportionate Shares at its discretion and (ii) the SPC may, notwithstanding Article 4.1., cause Econovation to dispose of the number of the Shares equal to the number of SPC Proportionate Shares among the Drag-along Proposal Shares at its discretion. The Discretionary Disposal of SPC Proportionate Shares among the Drag-along Proposal Shares pursuant to this paragraph shall be subject to Article 4.2(2) through (4).

(5)	The Drag-along Proposal Shares that have not actually been sold and the Shares that have not actually been disposed of during the Second Lock-up Period although they were available for Discretionary Disposal due to the SPC’s refusal of the Drag-along Proposal or failure of the Parties to reach an agreement on the Drag-along Proposal shall be subject to Disposal upon Maturity pursuant to Article 6.1, in which event Article 7.1 shall apply. Yet, if the per-share price of the Shares at the time of the Drag-along Proposal is no less than the amount that would achieve IRR of at least 15% for the Per-Share Acquisition Price (e.g., for clarity, if the weighted arithmetic average price of the Shares between 10 Business Days (USA) and 1 Business Day (USA) prior to the date of Drag-along Proposal is equal to or greater than an amount that would achieve IRR 15% on Per-Share Acquisition Price), Articles 7.1 shall not apply to the Drag- along Proposal Shares corresponding to the SPC Proportionate Shares.

(6)	In the event that the Drag-along Proposal Shares are disposed of as a result of a Drag-along Proposal pursuant to this Article, Econovation shall promptly pay SK and the SPC all net proceeds, including the purchase price of the Shares in accordance with the applicable Percentage Interest shareholding ratio of the Proportionate Shares among the Drag-along Proposal Shares that have been sold, by resolution of the Board of Managers.

(7)	The Drag-along Proposal Shares shall not affect the number of Disposable SPC Proportionate Shares or the Discretionary Disposal thereof pursuant to Article 4.2 in any manner, and the SPC may dispose of the Disposable SPC Proportionate Shares pursuant to Article 4.2 at its discretion without any regard to Drag-along Proposal Shares.

Article 5. Payment of Profits before Maturity

If Econovation disposes of SPC Proportionate Shares in whole or in part at the request of the SPC for any reason by such means as a Discretionary Disposal pursuant to Article 4.2 or a sale of outstanding SPC Proportionate Shares pursuant to Article 6.2, any payment of the proceeds shall be determined by the Board of Managers of Econovation. SK and the SPC shall provide any and all cooperation and take any action necessary to effectuate a resolution by the Board of Managers approving Econovation’s payment of all proceeds including the purchase price for the disposal of SPC Proportionate Shares to the SPC within 3 Business Days (USA) from the date of disposal (by means including, but not limited to, redemption of the Redeemable Convertible Preferred Membership Interests and capital reduction), except when such payment is impracticable within 3 Business Days (Korea) from the date of disposal due to delays in regulatory filings such as foreign investment notification, in which event the payment date shall be the Business Day (Korea) immediately following the date on which any such regulatory filing is completed.

Article 6. Disposal upon Maturity

6.1.	Obligation of Disposal upon Maturity.

In the event that the disposal of all SPC Proportionate Shares is not completed by the Distribution Base Date, the SPC may request Econovation to dispose of all of the Shares held by Econovation in accordance with this Article 6 (the “Disposal upon Maturity”), and the Board of Managers of Econovation shall decide on the requested disposal. Upon such request, SK shall provide any and all cooperation and take all action necessary to implement the request by the SPC.

6.2.	Non-application of Disposal upon Maturity.

(1)	If the weighted arithmetic average price of the Shares between 10 Business Days (USA) and 1 Business Day (USA) prior to the Distribution Base Date exceeds an amount that would achieve IRR 7.5% (or IRR 8.5% for the Per-Share Acquisition Price if the Distribution Base Date is extended for one year or more, in which event the adjusted IRR shall be applied from the date of initial contribution) for the Per-Share Acquisition Price (the “Minimum Price Non-applying Disposal upon Maturity”), the SPC may sell the SPC Proportionate Shares outstanding with Econovation (the “Outstanding SPC Proportionate Shares”) at its discretion. For clarity, a sale of the Outstanding SPC Proportionate Shares completed pursuant to this Article shall not constitute a Disposal upon Maturity pursuant to Article 6.1, in which event Article 7.1 shall not apply.

(2)	SK or a third party designated by SK shall be entitled to ROFO for all Outstanding SPC Proportionate Shares when they are sold pursuant to Article 6.2(1) above, and the SPC shall have accepted such ROFO if exercised. Article 4.2(3) shall apply mutatis mutandis to the per-share purchase price of the Shares as well as the procedures and method of the exercise of ROFO.

(3)	If SK does not exercise the above ROFO or waives the ROFO, SK shall not be permitted to sell its SK Proportionate Shares held by Econovation between the Distribution Base Date and the date that is one month from the expiry of the ROFO Exercise Period for this Article 6.2, in order to allow the market to sufficiently handle Econovation’s disposal of Outstanding SPC Proportionate Shares and minimize the impact on the share price.

(4)	If the price of the Shares falls below the Minimum Price Non-applying Disposal upon Maturity during the actual sale of the Outstanding SPC Proportionate Shares under Article 6.2(1), the SPC may suspend the sale of the Outstanding SPC Proportionate Shares. The Outstanding SPC Proportionate Shares that are not sold due to such suspension may be available for Disposal upon Maturity by Econovation pursuant to Article 6.1 within 6 months from the Distribution Base Date, and Article 7.1 shall apply if the SPC made a written request for Disposal upon Maturity pursuant to Article 6.1 within 6 months.

6.3.	SK’s ROFR for Disposal upon Maturity.

(1)	At the time of the Disposal upon Maturity, SK or a third party designated by SK shall be entitled to a right of first refusal (“ROFR”) for all of the SPC’s Percentage Interest in Econovation.

(2)	Exercise price of the ROFR pursuant to Article 6.3(1) shall be the sum of the SPC Investment Principal and the amount calculated by applying IRR 7.5% (or IRR 8.5% for the SPC Investment Principal if the Distribution Base Date is extended for one year or more, in which event the adjusted IRR shall be applied from the date of initial contribution) to the SPC Investment Principal.

(3)	SK shall notify the SPC in writing of its decision on whether to exercise ROFR (the “ROFR Exercise Notice”) within 10 Business Days (Korea) from the Distribution Base Date (the “ROFR Exercise Period”).

(4)	If SK or a third party designated by SK exercises ROFR within the ROFR Exercise Period, the purchase agreement for the entirety of the SPC’s Percentage Interest shall be deemed to have been executed on the date the ROFR Exercise Notice was delivered to the SPC. Unless otherwise separately agreed between SK and the SPC, the payment of the purchase price as well as the transfer of the interest shall be completed within 10 Business Days (Korea) from the deemed execution date of the purchase agreement (the “ROFR Closing Deadline”). If SK or a third party designated by SK exercises ROFR and the SPC’s Percentage Interest in Econovation is sold to SK or a third party designated by SK, such sale shall not constitute a Disposal upon Maturity pursuant to Article 6.1, in which event Article 7.1 shall not apply.

(5)	If SK or a third party designated by SK fails to tender the ROFR Exercise Notice within the ROFR Exercise Period or the sale of the SPC’s percentage interest in Econovation is not completed by the ROFR Closing Deadline, SK shall be deemed to have waived ROFR, the SPC may request Econovation to proceed with Disposal upon Maturity of all Shares pursuant to Article 6.1., and SK shall provide any and all cooperation and take all action necessary to effectuate the above.

Article 7. Distribution of Profits

7.1.	Order and Structure of Profit Distribution at the Time of Disposal upon Maturity.

(1)	If Econovation engages in Disposal upon Maturity for the Shares by resolution of the Board of Managers, the Parties agree to distribute the assets acquired by Econovation from disposal of the Shares in the following order. The Board of Managers of Econovation shall promptly approve a resolution to cause the distribution of profits from the operation of this Article 7 within 7 Business Days (Korea) from the date the Disposal upon Maturity is completed, and SK and the SPC shall provide any and all cooperation and take all action necessary to effectuate the above.

(i)	Econovation’s assets shall be distributed to the SPC until the sum of the SPC’s Investment Principal corresponding to the outstanding SPC Proportionate Shares and the amount calculated by applying IRR 7.5% (or IRR 8.5% for the SPC Investment Principal if the Distribution Base Date is extended for one year or more, in which event the adjusted IRR shall be applied from the date of initial contribution) to the SPC’s Investment Principal is reached, provided that this sum shall include any amount of proceeds from disposal other than Disposal upon Maturity that has not yet been paid to the SPC and default interest accrued from the date that is 5 Business Days (USA) from the date of such disposal until the date of actual payment, except when such payment is impracticable within 5 Business Days (Korea) from the date of disposal due to delays in regulatory filings such as foreign investment notification, in which event the payment date shall be the Business Day (Korea) immediately following the date on which any such regulatory filing is completed.

(ii)	If assets remain after distribution pursuant to (i) above, Econovation’s assets shall be distributed to SK until the sum of SK’s Investment Principal corresponding to SK Proportionate Shares outstanding with Econovation at the time of Disposal upon Maturity and the amount calculated by applying IRR 7.5% (or IRR 8.5% if the Distribution Base Date is extended for 1 year or more, in which event the adjusted IRR shall be applied from the date of initial contribution) to SK Investment Principal is reached; and

(iii)	If assets of Econovation remain after distribution pursuant to (i) and (ii) above, any residual assets shall be distributed to SK and the SPC in proportion with each of its Percentage Interest.

(2)	SK shall pay the SPC the amount pursuant to Article 7.1(1)(i) less the actual amount recovered by the SPC in case of the occurrence of any of the following within the period prescribed in each subparagraph below (unless otherwise extended upon agreement between the Parties):

(i)	If the SPC’s Recovered Amount falls short of the distributed amount set forth in Article 7.1(1)(i) above due to certain cause, within 7 Business Days (Korea) from the date the payment under Article 7.1(1)(i) is completed; or

(ii)	If Econovation cannot dispose of the Shares due to liquidation, dissolution, rehabilitation, bankruptcy, or similar procedures, or suspension of trading, delisting, or other equivalent causes for Econovation or Bloom, within 10 Business Days (Korea) from the date any of the foregoing events occur.

7.2.	Distribution of the SPC’s Excess Profits.

If the final amount actually recovered by the SPC from disposal of the Shares exceeds the sum of the SPC’s Investment Principal and the amount calculated by applying IRR 15% to the SPC’s Investment Principal, the SPC shall transfer 30% of such excess profits to SK within 7 Business Days (Korea) of the completion of such recovery.

Article 8. Damages

If a Party breaches its obligations under this Agreement and another Party suffers damages as a result, the breaching Party shall compensate the other Party for the damages.

Article 9. Confidentiality

(1)	Each Party shall keep confidential the existence of this Agreement, its terms, and the details of its negotiations (collectively, “Confidential Information”) and shall not provide or disclose any such information without the other Party’s prior written consent, except in case of:

(i)	provision or disclosure of information in relation with this Agreement and the Transaction as required under the relevant Law, order of a Government Authority (including disclosure pursuant to public disclosure regulations by U.S Securities and Exchange Commission and Federal Energy Regulatory Commission as well as other U.S. authorities), or court decision; provided that the contents of such disclosure must be discussed with the other Party in advance, if possible, and every effort must be made to prevent disclosure of information other than what is required;

(ii)	information provided to a Party’s advisors, shareholders or members, Affiliates, advisors to Affiliates, or lender of acquisition financing or co-investors in the Transaction (only in this Article 9, “Advisors et al.”), on the condition that any such person to whom disclosure of Confidential Information is made first enter into a written confidentiality agreement on compliance with the terms substantially similar to those for a Party to this Article 9;

(iii)	main terms or details of this Agreement or the Transaction disclosed within the scope necessary to explain this Agreement and the Transaction to or attract investment from each Party’s Affiliates, shareholders or members, investors, lenders, and potential co-investors, on the condition that any such person to whom disclosure of Confidential Information is made first enter into a written confidentiality agreement on terms substantially similar to this Article 9;

(iv)	basic information disclosed regarding this Agreement or the Transaction to the extent necessary for media coverage; and

(v)	information made public other than as a result of a breach of this Agreement.

(2)	The Parties shall ensure that their Advisors et al. comply with the confidentiality obligations under this Article and will be personally liable for any breach of such obligations.

(3)	In case this Agreement ceases to be effective, the Parties shall promptly, and in any event within no later than two weeks of such loss of effectiveness, return or destroy the Confidential Information, which includes those under the possession of the Parties’ Advisors, et al., except in the case where a Party seeks to hold another Party responsible for the cancellation or termination of this Agreement.

(4)	Confidentiality obligations under this Article shall remain in effect for two years from the date of this Agreement ceases to be effective even if the Parties and their Advisors et al. return or destroy Confidential Information pursuant to Article 9(3) above.

Article 10. Miscellaneous

10.1.	Entire Agreement.

This Agreement, the LLC Agreement, and the Securities Purchase Agreement constitute the entire agreement of the Parties hereto with respect to the subject matter hereof and supersede any prior agreement with respect to the subject matter hereof, written or oral.

10.2.	Amendments and Waivers.

This Agreement may be amended or modified only by an instrument in writing duly executed by the Parties. No failure by any Party in exercising any right to which such Party is entitled hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

10.3.	No Assignment

(1)	Unless otherwise provided in this Agreement, no Party may assign or transfer to a third party the applicable Percentage Interest in Econovation acquired under this Agreement, status under this Agreement, or any rights or obligations under this Agreement without obtaining the prior written consent of the other Party.

(2)	Unless otherwise provided in this Agreement, this Agreement shall not be construed to confer any rights upon any third party other than the Parties and their lawful assignees.

10.4.	Expenses and Taxes.

(1)	Unless otherwise provided in this Agreement, expenses related to performance under this Agreement and the Transaction, including but not limited to legal, accounting, advisory, agency, and brokerage fees, shall be borne by the Party incurring such expenses.

(2)	In case SK and the SPC incur any expenses in the process of selling the Shares, such expenses shall be borne by SK with respect to the cost of sale of SK Proportionate Shares and by the SPC with respect to the cost of sale of SPC Proportionate Shares in accordance with the shareholding ratio of the Shares sold (for clarity, the foregoing sentence shall not apply to the cost of sale of the Shares when Article 7.1 applies, in which event SK shall ensure that the SPC receives the entirety of the amount to be distributed pursuant to Article 7.1(1)(i)). Yet, if a Party’s attempted sale fails for any cause, such Party shall bear the relevant expenses. The SPC shall bear the expenses in this paragraph by way of Econovation paying any payable amount to the SPC after deducting the expenses to be borne by the SPC. The procurement of funds for additional expenses that cannot be paid by the SPC in the manner set forth in the foregoing sentence (excluding, for clarity, the procurement by way of the SPC’s additional capital call) shall be determined upon agreement between the Parties.

(3)	Each Party shall be responsible for paying Taxes imposed on the Party pursuant to relevant Laws in connection with the execution of and performance under this Agreement.

(4)	SK and the SPC shall agree that Econovation shall be a partnership for the purpose of relevant tax laws in the United States. If there is any need to modify Econovation’s tax status to a taxable corporation, SK and the SPC shall discuss such modification in advance.

(5)	No deduction or withholding shall be applied to the amount paid under this Agreement other than those required by relevant Laws.

10.5.	Default Interest.

Unless otherwise expressly provided in this Agreement, in the event that a Party delays performance of any payment obligation under this Agreement for a cause attributable to such Party, a default interest of 15% per annum shall accrue on such payable amount from the expected repayment date (which shall be the redemption date determined by resolution of the Board of Managers for any redemption of the Redeemable Convertible Preferred Membership Interests) until the date of the actual payment.

10.6.	Notices.

(1)	All notices and communications made in connection with this Agreement shall be (i) in writing and (ii) delivered to the Parties to the address provided below or as amended by a Party upon giving notice to other Parties in person, email, registered mail, certified mail, or by commercial courier with global reputation. Each Party shall immediately notify other Parties in writing of any change in its contact information. In the event of a breach of such notice obligation despite the change, a notice that has been delivered to the address notified immediately prior to the change by a method described in this Agreement shall be deemed to constitute a legitimate notice.

To SK:

Address: 19 Yulgok-ro 2-gil (Susong-dong), Jongno-gu, Seoul, Korea

Email: yumi.park@sk.com

CC: Yumi Park

To the SPC:

Address: 31 Gukjegeumyung-ro 8-gil (Yeouido-dong, SK Securities Building), Yeongdeungpo-gu, Seoul, Korea

Email: ryankim@skspe.com

CC: Taekyun Kim

To Econovation:

Address: 19 Yulgok-ro 2-gil (Susong-dong), Jongno-gu, Seoul, Korea

Email: yumi.park@sk.com

CC: Yumi Park

(2)	Notice shall become immediately effective upon receipt and shall be deemed to have been received in the cases listed below. Yet, if the deemed date of receipt for SK and the SPC does not fall on a Business Day (Korea) or the deemed date of receipt for Econovation does not fall on a Business Day (USA), such notice shall be deemed received on the Business Day (Korea) or Business Day (USA) immediately following the deemed date of receipt.

(i)	In the case of registered mail or certified mail, at the time of delivery as confirmed by the relevant method of proof;

(ii)	In the case of email, when receipt by the recipient is confirmed; and

(iii)	In the case of in-person delivery or by a commercial courier, at the time of delivery.

10.7.	Severability.

In the event that any of the provisions in this Agreement, including any sentence, word, or a part thereof, is held to be invalid or unenforceable, the validity or enforceability of the remaining provisions shall not be affected. Any invalid, illegal, or unenforceable provisions shall be modified to effect the original intent of the Parties as closely as possible even in case the Parties take no particular action.

10.8.	Counterparts.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

10.9.	Precedence.

This Agreement shall apply in preference to the LLC Agreement and Securities Purchase Agreement, and, in case of a conflict between any matter defined in this Agreement and the LLC Agreement or Securities Purchase Agreement, this Agreement shall prevail. The Parties must take all necessary measures to implement this Agreement as is.

10.10.	Language.

This Agreement is prepared in Korean and may be translated into other languages; provided, however, that, in the event of any inconsistency or contradiction between the original Korean copy and a translated copy, the original Korean copy shall prevail.

10.11.	Governing Law and Dispute Resolution.

This Agreement shall be governed by the laws of the Republic of Korea. Should any portion or provision of this Agreement be declared illegal or unenforceable by a court of competent jurisdiction for violation of any mandatory provision of the Limited Liability Company Act of the State of Delaware, then such portion or provision shall be modified or reformed so as to effect the original intent of the Parties as closely as possible to comply with such Act.

(1)	The resolution of all disputes arising in connection with this Agreement shall be referred to the exclusive jurisdiction of Seoul Central District Court as the court of first instance.

(2)	Each Party acknowledges that a breach of this Agreement by one Party may cause irreparable damage to the other Party. Notwithstanding any other provision of this Agreement, each Party shall have the right to seek appropriate measure from the court of competent jurisdiction to prevent such breach and enforce the performance under this Agreement, including application for provisional attachment or injunctive relief.

10.12.	Delaware Law Limits.

Econovation may only make distributions or redeem its Membership Interests as permitted by the Limited Liability Act of the State of Delaware and Delaware common law.

10.13.	Effectiveness; Term; Termination.

This Agreement shall become effective as of its date, so long as the LLC Agreement shall have become effective and the transactions contemplated by the SPA shall have been consummated. This Agreement may be terminated upon mutual agreement between the Parties.

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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed in three counterparts by their respective duly authorized representatives as of the date first above written.

SK ecoplant Co., Ltd.

Address: 19 Yulgok-ro 2-gi (Susong-dong), Jongno-gu, Seoul, Korea

Representative Director:	Kyung-il Park	/s/ Kyung-il Park

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed in three counterparts by their respective duly authorized representatives as of the date first above written.

Blooming Green Energy Limited

Address: 31 Gukjegeumyung-ro 8-gil (Yeouido-dong, SK Securities Building), Yeongdeungpo-gu, Seoul, Korea

Director:	Jucheol Kim	/s/ Jucheol Kim

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed in three counterparts by their respective duly authorized representatives as of the date first above written.

Econovation, LLC

Address: 19 Yulgok-ro 2-gi (Susong-dong), Jongno-gu, Seoul, Korea

Representative Director:	Seongjun Bae	/s/ Seongjun Bae